Mail Stop 3561

 					February 15, 2006



Mr. Steven P. Wyandt
Chief Executive Officer and Chief Financial Officer
Nitches, Inc.
10280 Camino Santa Fe
San Diego, CA 92121

	Re:	Nitches, Inc.
		Form 10-K for Fiscal Year Ended August 31, 2005
      Filed December 15, 2005
      Form 10-Q for Fiscal Quarter Ended November 30, 2005
      Form 8-K/A Filed January 10, 2006
		File No. 0-13851

Dear Mr. Wyandt:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.






Form 10-K for Fiscal Year Ended August 31, 2005

Consolidated Financial Statements, page 16

Consolidated Balance Sheets, page 19
1. Please explain your basis for netting advances due to factor against receivables due from factor as disclosed in Note 5. Ensure your response addresses whether you have a right of setoff as described in FIN 39. In light of the fact that the advances are collateralized by all of your assets, rather than just the factored receivables, we assume that legal right of offset does not exist. Rule 5-02.19(2) of Regulation S-X requires separate balance sheet presentation of amounts due to factors. Please revise or advise.

Consolidated Statements of Cash Flows, page 22
2. Please tell us why you do not reflect advances received from the factor as a financing cash inflow given that the advances represent interest bearing obligations received in advance of the factor`s collection from your end customer or expiration of the contractual six-month waiting period after which the factor is required to fund your receivables. The receipt of advances from the factor does not appear to satisfy any of the criteria of an operating cash flow as defined in paragraph 22 of SFAS 95. Rather, it appears that advances received from the factor satisfy paragraphs 18 and 19b of SFAS 95, which require financing cash flow classification. We assume that your factor applies cash received from your customers to reduce advances. If our assumption is true, you should reflect a financing cash outflow to reflect the repayment of a borrowing consistent with paragraph 20b of SFAS 95 and an operating cash inflow to reflect receipt of cash as a result of collection or sale of receivables consistent with paragraph 22a of SFAS 95. Please revise or advise.
Ensure your response explains how your cash flow presentation for advances from your factor and repayments of advances to your factor compares to the presentation used by Designer Intimates, Inc. and explain any differences in presentation with reference to authoritative literature.

Note 6 - Income Taxes, page 26
3. Please disclose the amount and expiration date of your net operating loss carry forward. See paragraph 48 of SFAS 109.






Item 9A. Controls and Procedures, page 32
4. In future filings, please refer to the disclosure controls and procedures defined in Exchange Act Rules 13a-15(e) and 15d-15(e), rather than the old location that you refer to now. See Item 307 of
Regulation S-K.
5. We note that your certifying officers disclose their
conclusions
as to the effectiveness of your disclosure controls and procedures "within 90 days prior to the date of this report." However, Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." In future filings, please revise accordingly. Additionally, for Form 10-K for fiscal year ended August 31, 2005 and
Form 10-Q for fiscal quarter ended November 30, 2005, please confirm to us that your conclusion regarding effectiveness would not change had your disclosure been as of the end of the period covered by the report.
6. You state that your certifying officers concluded that your disclosure controls and procedures were effective "in timely alerting of the material information required to be included in the periodic filings with the Securities and Exchange Commission and that the information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission." In future filings, please also state, if true, whether the same officers concluded the controls and procedures were effective in "ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange
Act Rule 13a-15(e). Additionally, for Form 10-K for fiscal year ended August 31, 2005 and Form 10-Q for fiscal quarter ended November
30, 2005, please confirm to us that your conclusion regarding effectiveness would not change had such statements been included in the filing.
7. For Form 10-K for fiscal year ended August 31, 2005 and Form
10-Q
for fiscal quarter ended November 30, 2005, please confirm to us, if true, that you had no change in internal control over financial reporting during the last fiscal quarter that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting. Otherwise, please revise to include the disclosures required by Item 308(c) of Regulation S-K.




Part III, page 32
8. Please amend Form 10-K to provide the information required by Part
III of Form 10-K. Although you disclose that this information is incorporated by reference from your definitive proxy statement, such statement has not been filed with the Commission. Refer to General
Instruction G(3) to Form 10-K, which states that such statement must be filed no later than 120 days after the end of the fiscal year covered by Form 10-K.

Exhibit 31
9. Please amend Form 10-K to revise your certification for the following items:
* Revise paragraph 4 a) to include the omitted language: "or caused
such disclosure controls and procedures to be designed under our supervision."
* Revise paragraph 4 b) to include the omitted language: "or caused
such internal control over financial reporting to be designed under
our supervision."
* Revise paragraph 5 a) to include the verbatim language: "All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant`s ability to record, process, summarize and report financial information; and..."
* Replace references to "annual report" with "report."
Note that the language of the certifications required by Section
302
of Sarbanes Oxley and Item 601(b)(31) of Regulation S-K should not be altered.

Form 10-Q for Fiscal Quarter Ended November 30, 2005

Notes to Condensed Consolidated Financial Statements, page 6

General
10. Please provide the goodwill and intangible asset disclosures required by paragraph 45 of SFAS 142. Note that such disclosures are required for each period for which a statement of financial position is presented.

Note 5 - Trade Accounts Receivable, page 6
11. Please explain to us why the "allowance for customer credits and doubtful accounts" increased significantly as a percentage of "receivables assigned to factor with recourse" and "non-factored accounts receivable" from August 31, 2005 to November 30, 2005.

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 8

Critical Accounting Policies, page 8

Valuation of Goodwill, Long-Lived Assets and Intangible Assets,
page
9
12. Your disclosure suggests that you perform impairment tests with respect to goodwill and intangible assets not subject to amortization only when impairment indicators exist. In accordance with paragraphs
17 and 26 of SFAS 142, such assets should be tested for impairment on an annual basis and between annual tests in certain circumstances. Please revise your disclosure to describe your annual impairment tests. If you do not perform tests on an annual basis, please explain why not.

Results of Operations, page 9

Three Months Ended November 30, 2005 Compared to the Three Months Ended November 30, 2004, page 9
13. You disclose in Note 2 on page 24 of your Form 10-K for the year
ended August 31, 2005 that your policy is to include shipping and handling costs in costs of goods sold. The Designer Intimates, Inc.
acquisition financial statements do not indicate a policy for classification of shipping and handling costs. On page 9 of your Form 10-Q for the quarter ended November 30, 2005, you disclose that the consolidation of Designer Intimates, Inc. resulted in a
material
increase in selling, general and administrative expenses (SG&A).
You
attribute a significant portion of the increase in SG&A to
shipping
and warehousing expenses. Your disclosure further suggests that shipping and warehousing expenses were classified within SG&A during the quarter ended November 30, 2004, which is prior to your acquisition of Designer Intimates, Inc. Given your policy of classifying shipping and handling costs within cost of goods sold, tell us why shipping expenses were classified within SG&A during 2004 and 2005. Please revise your filings to reflect shipping and handling costs in costs of goods sold consistent with your policy. Refer to paragraph 6 of EITF 00-10 for guidance.

Exhibit 31.1
14. Please amend Form 10-Q to revise your certification for the following items:
* Revise paragraph 4 to refer to the disclosure controls and procedures defined in Exchange Act Rules 13a-15(e) and 15d-15(e), rather than the old location that you refer to now.
* Revise paragraph 4 a) to include the omitted language: "or caused
such disclosure controls and procedures to be designed under our supervision."
* Revise paragraph 5 a) to include the verbatim language: "All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant`s ability to record, process, summarize and report financial information; and..."
* Replace references to "quarterly report" with "report."
* Replace references to "annual report" with "report."
Note that the language of the certifications required by Section
302
of Sarbanes Oxley and Item 601(b)(31) of Regulation S-K should not be altered.

Form 8-K/A Filed January 10, 2006

Consolidated Financial Statements - August 31, 2005

Consolidated Statement of Cash Flows, page 5
15. Please explain why you classified the $500,000 capital contribution as a cash inflow from investing activities. We would expect a capital contribution to be classified as a cash inflow from financing activities in accordance with paragraph 19 of SFAS 95.
Please revise or advise.

Consolidated Financial Report - August 31, 2003
16. With reference to Rule 3-05 of Regulation S-K, please explain to us why you provided financial statements for Designer Intimates, Inc.
for the 11 months ended August 31, 2003 rather than the year ended August 31, 2003. In this regard it would be helpful to specify the date that Designer Intimates, Inc. was incorporated and whether it was an operating company prior to its acquisition of Nap, Inc. on September 30, 2002.

Unaudited Pro Forma Consolidated Financial Information

Pro Forma Consolidated Balance Sheets
17. Please revise pro forma deferred income taxes to comply with paragraph 38 of SFAS 141. Such guidance states that an acquiring entity shall not recognize the deferred income taxes recorded by an acquired entity before its acquisition. Rather, a deferred tax liability or asset should be recognized for differences between the assigned values and the tax bases of the recognized assets acquired and liabilities assumed in accordance with paragraph 30 of SFAS 109.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-
3843
with any other questions.

								Sincerely,


								George F. Ohsiek, Jr.
								Branch Chief


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Mr. Wyandt
Nitches, Inc.
February 15, 2006
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